Rosetta Stone Inc.

1919 North Lynn Street

7th Floor

Arlington, Virginia 22209

April 13, 2009

Securities and Exchange Commission	VIA EDGAR and Facsimile

100 F Street, N.E.

Washington, D.C.  20549

Attn: Ms. Donna Levy

Division of Corporation Finance

Re:                            Rosetta Stone Inc.

Registration Statement on Form S-1

Registration No. 333-153632

Ladies and Gentlemen:

The undersigned hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-153632) be accelerated so that such Registration Statement will become effective at 2:00 p.m., Eastern time, on April 15, 2009, or as soon thereafter as practicable.

The undersigned acknowledges that:

(a)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)           the undersigned may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Rosetta Stone Inc.

By:	/s/ MICHAEL C. WU
Michael C. Wu
General Counsel

MORGAN STANLEY & CO.

Incorporated

1585 Broadway

New York, NY  10036

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.W.

Washington, D.C.  20549

Re:	ROSETTA STONE INC.
REGISTRATION STATEMENT NO. 333-153632

Dear Sir or Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we as representatives of the several Underwriters, wish to advise you that the Registration Statement, Form S-1 as filed on September 23, 2008, as amended, and Preliminary Prospectus issued March 31, 2009, were distributed during the period April 1, 2009 through 12:00 p.m., April 13, 2009, as follows:

Registration Statement	Preliminary Prospectus

5 to 5 Underwriters	7,409	to	5	Underwriters
	0	to	0	Dealers
	1,195	to	1,195	Institutions
	110	to	110	Others
Total: 5	Total: 8,714

We were advised on March 27, 2009 by the Corporate Finance Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Rosetta Stone Inc. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 2:00 p.m. on April 15, 2009, or as soon as possible thereafter.

Very truly yours,

By:	/s/ John Tyree
John Tyree
Managing Director

MORGAN STANLEY & CO.
Incorporated